Shanda Interactive Entertainment Limited Announces $300 Million Share Repurchase Plan

SHANGHAI, March 22 /PRNewswire-Asia/ — Shanda Interactive Entertainment Limited (Nasdaq: SNDA, “Shanda” or the “Company”), a leading interactive entertainment media company in China, today announced that its Board of Directors has approved a share repurchase program. Under the share repurchase program, the Company is authorized to repurchase up to $300 million worth of its outstanding American Depositary Shares (“ADSs”) representing the ordinary shares of the Company from time to time, depending on market conditions, share price and other factors, as well as subject to the memorandum and articles of association of the Company, the relevant rules under United States securities laws and regulations and the relevant stock exchange rules. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the implementation of the share repurchase program, the Company’s anticipated repurchase of ADSs, and the amount of ADSs the Company intends to repurchase represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties that could cause actual results to be materially different from expectations, including but are not limited to whether the Company is able to enter into agreements relating to the share repurchase program, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones and music, etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com .

For more information, please contact:

Elyse Liao

Investor Relations Senior Manager

Shanda Interactive Entertainment Limited

Tel: +86-21-5050-4747 (Shanghai)

Email: IR@snda.com

SOURCE Shanda Interactive Entertainment Limited